

March 31, 2010

By U.S. Mail and Facsimile to: (415) 984-8701

Shane C. Albers
Chief Executive Officer
IMH Financial Corporation
4900 N. Scottsdale Rd #5000
Scottsdale, Arizona 85251

> **Re: IMH Financial Corporation**
> **IMH Secured Loan Fund, LLC**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed March 19, 2010**
> **File Nos. 333-164087 and 333-164087-01**

Dear Mr. Albers:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 4 to Registration Statement on Form S-4

General

1.   We note your response to comment 4 in our letter dated March 5, 2010. It appears that the internalization transaction will take place subsequent to the closing of the merger transaction. Please revise your response to tell us if Delaware corporate law or the charter or bylaws of IMH Financial Corporation would require stockholder approval if the internalization transaction were presented on its own. If so, please revise your form of consent to submit the internalization transaction as a separate proposal.

2.   It appears that IMH Financial Corporation is an issuer whose business is primarily that of acquiring and holding for investment real estate or interests in real estate. Please revise the prospectus to include the information required by Items 12-16 of Form S-11 in accordance with General Instruction B.2 of Form S-4.

3.   We note your response to comment 5 in our letter dated March 5, 2010. In particular, we note that your analysis of the effects of the Conversation Transactions on the Manager's compensation does not address the management compensation to be paid in connection with and after the Conversion Transactions. Such compensation might include, for example, the stock issued in the internalization transaction, salaries and benefits payable to management of IMH Financial Corporation, the stock incentive plan and the assumption of the Manger's expenses and certain guarantees. We also note that the exclusion from the definition of "roll-up" on which you appear to rely is limited to a transaction involving the conversion to corporate form of only the Fund. The Conversion Transactions, however, involve the <u>merger</u> of the Fund with IMH Financial Corporation and the acquisition of the Manager, rather than a mere conversion of the Fund to corporate form. To the extent the Manager continues to believe that the Conversion Transactions do not constitute a "roll-up" under the Fund's operating agreement, please provide us a reasoned legal opinion supporting this conclusion. Please ensure that the opinion provides a detailed discussion of why, as a consequence of the transaction, there will be no significant adverse change in (i) Members' voting rights, (ii) the term of existence of the Fund, (iii) Manager compensation and (iv) the Fund's investment objectives. The opinion should also discuss how the merger and contribution agreement structure satisfies the conversion to corporate form of only the Fund exception.

4.   Please revise your future Exchange Act filings to address the comments below as applicable. We may have further comments based on your responses.

Cover Page of Consent Solicitation/Prospectus

5.   We note your response to comment 10 in our letter dated March 5, 2010. Please revise the cover page to disclose the expected book value of the shares to be issued in the transaction.

Termination of Selling Agreements, page 27

6.   We note your response to comment 11 in our letter dated March 5, 2010. Please revise this section to disclose how much the Manager or Fund owes the broker-dealers under the selling agreements. Please also discuss how you will determine how many warrants to issue in connection with the termination.

Selected Historical Financial Data, page 32

7.   Please note that the line item titled "Net charge-offs" on page 36 should represent
        your gross charge-offs net of any loan recoveries, and should not be reduced by
        your Provision for loan losses. As such, please revise the line item "Net charge-
        offs" as disclosed in your *Rollforward of Allowance for Credit Losses by Loan
        Classifications* on page 36 to present your actual net charge-off amount of
        $49.181 million. Please also revise this line item in your rollforward as presented
        in your Selected Financial Data on page 155 accordingly, and anywhere else this
        amount is presented within this filing as applicable.

Voting and Consents, page 82

8.   We note your response to comment 14 in our letter dated March 5, 2010. Please
        revise this section to clarify that the final date for receipt of written consents may
        be extended indefinitely.

Background of the Conversion Transactions, page 90

9.   We note your response to comment 16 in our letter dated March 5, 2010 and we
        note that you have filed the ValueScope reports as exhibits to the registration
        statement. Please also include all of the disclosure required by Item 1015(b) of
        Regulation M-A for the ValueScope reports.

10.   We note your response to comment 18 in our letter dated March 5, 2010. In the
        first paragraph on page 91 you state that ValueScope's preliminary report on
        November 24, 2009 expresses an opinion about the fair value of, among other
        things, the Fund. The corresponding report filed as Exhibit 99.2 to the
        registration statement does not appear to express an opinion about the fair value
        of the Fund. Please revise or advise.

Unaudited Pro Forma Condensed Combined Financial Information, page 135

11.   Please revise your Pro forma net earnings (loss) as disclosed on page 138 to
        indicate that the $71,397 amount shown is a loss and not income.

12.   We note your response to prior comments 22 and 48 from our letter dated March
        5, 2010. Please respond to the following:

        a.   Tell us the level of default fees collected by the Fund in relation to the
                other income earned by the Fund during the year ended December 31,
                2009 and during the first quarter of 2010 to date. As part of your
                response, please discuss how you made projections about the level of these
                default fees upon your adoption of ASC 810-10-25-38 on January 1, 2010

in reaching the conclusion that these benefits would not potentially be significant to the Fund.

b.   It is unclear from your response to prior comment 22(a) whether you believe that the Manager has the "power to direct" the activities of the Fund that most significantly impact the Fund's economic performance upon the adoption of ASC 810-10-25-38 on January 1, 2010. If you do not believe the Manager has such power(s), please list all of the significant activities that you believe the Manager does not have the power to direct.

13.   We note your disclosure in the last sentence of footnote 1 to the pro forma financial information on page 139, which states that you will acquire the Manager for 895,750 shares of common stock but that 781,644 of those shares are "issuable only upon completion of either (i) an initial public offering of $50 million or more or (ii) a listing on a national securities exchange." Please address the following:

a.   Tell us how you considered EITF 07-5 in determining the appropriate accounting treatment for your issuance of common stock that is contingent upon the completion of one of the two events described.

b.   As part of your allocation of the purchase price, tell us how you considered the contingent provisions of the common stock in determining the fair value of the common stock that is contingently issuable.

c.   Tell us how you considered whether to separately value the common stock that is contingently exercisable from the common stock that is not contingently exercisable.

d.   Tell us how you considered the guidance of Example 1 of EITF 07-05. Specifically, tell us how you considered the application of the guidance in Step 2.

14.   We note your response and revised disclosures to prior comment 23 from our letter dated March 5, 2010. Please address the following:

a.   The amount of Goodwill calculated in your purchase price allocation on page 142 does not agree to the Goodwill adjustment and balance presented on the face of your pro forma balance sheet on page 137. Please revise to clarify this discrepancy or to reflect other adjustments made.

b.   We note your pro forma adjustment of $547,000 related to Amortization of Intangible Assets, which you describe in note 4(c) on page 142. Please revise the face of your pro forma statement of operations to include a "Note Ref" for this line item that refers to note "c".

15.   We note your response and revised disclosures to prior comment 24 from our
        letter dated March 5, 2010, including your response to bullet "b" which describes
        the reason that total membership units outstanding and weighted average
        membership units outstanding for the period are equal at December 31, 2009. We
        do not disagree with your response. However, we feel that disclosure of this
        information would be beneficial to readers and add greater clarity and
        transparency to your disclosures. As such, please revise to include a footnote to
        your tabular disclosure of the computation of pro forma average shares of
        common stock on page 147 to include this information.

16.   There does not appear to be pro forma adjustments related to pro forma notes 4(f)
        and 4(g) as of December 31, 2009. Please revise your Pro Forma Income
        Statement to more clearly identify the related adjustments, or revise to remove
        these footnotes from your pro forma disclosures if they are no longer applicable.

Management's Discussion and Analysis of IMH Secured Loan Fund, LLC

Factors Affecting our Financial Results

Loan Modifications, page 180

17.   Please address the following regarding your statement on page 181 that "in no
        case have any of our loan modifications been deemed to represent a 'troubled debt
        restructuring' in accordance with GAAP."

        a.   You disclose on page 179 that during 2009, in connection with the
                modification of a loan, you acquired certain real estate that served as part
                of the collateral under the loan in satisfaction of current and future interest
                due under the modified loan. You disclose here that as a result of the
                modification, you adjusted the allowance for loan losses "accordingly".
                Please revise page 179 to more clearly disclose the amount of the
                additional impairment recognized at the time of the modification, and tell
                us how you determined that this did not represent a troubled debt
                restructuring under ASC 310-40-15.

        b.   Similarly, you disclose on page 177 that as part of certain of your loan
                modifications you reduced the interest rates on several loans. In light of
                your disclosures elsewhere regarding the limited financing alternatives
                available for this type of loan and that in general rates for construction and
                development funding have increased even while other interest rates have
                fallen, tell us how you determined that such rates were actually the current
                market rates for this type of loan and that no concessions were made.

Important Relationships Between Capital Resources and Results of Operations

Summary of Existing Loans in Default, page 183

18.   We note your response and revised disclosures to prior comment 29 from our letter dated March 5, 2010, including your updated narrative disclosures related to the current status of loans in default at December 31, 2009. However, it appears that you do not discuss the status of <u>all</u> 50 total loans in default presented in the tabular disclosure on page 185. As indicated in your response, please revise to provide a narrative disclosure for <u>all loans in default</u> at December 31, 2009.

19.   The last sentence of the third complete paragraph on page 184 says that you have commenced foreclosure on these loans as of December 31, 2009. Tell us the basis for commencing foreclosure if they are not in technical default.

Allowance for credit Loss and Fair Value Measurement, page 186

20.   We note your response and revised disclosures to prior comments 34 and 43 from our letter dated March 5, 2010, including the schedules filed as Exhibit B to your response. Please address the following related to your fair value methodology used to value the collateral underlying your loan portfolio:

   a.   Provide us with your fair value analysis, including support for the amounts in the column labeled "CW Values" and "FAS 157 Net Value Untitled" and how you determined the 12/31/2009 Carrying Value, for each of the following Real Estate Held for Development assets shown in Exhibit B: #4, #8 and #18.

   b.   Provide us with your fair value analysis and support for each of the following Loans as shown in Exhibit B: #101, #148, #203, #241, #257 and #258.

   c.   Further revise your disclosures on page 191 related to your fair value methodologies and assumptions to more thoroughly describe each methodology used. Please also revise your disclosures in Note 4 on page F-32, accordingly. Further, please tell us specifically how you determine which method to use when valuing an asset and define each method used.

   d.   Regarding your "as developed", or residual analysis, approach, please tell us whether you typically reduce the fair value by an additional amount or percentage after performing your analysis. If so, please tell us when you determine it is appropriate to take this "haircut" on the fair value of the asset and the amount or percentage of this reduction.

Loan Fundings, page 198

21.   We note your response and revised disclosures to prior comment 38 from our
        letter dated March 5, 2010, including your updated disclosures on page 200
        related to interest income derived from interest reserves. Please further revise this
        section to also include the percentage of income derived from both funded and
        unfunded interest reserves to total interest income for all periods.

22.   We note your response to prior comment 37 from our letter dated March 5, 2010,
        including your revised disclosures on pages 194, F-36 and F-40 related to the line
        item "Net charge offs and transfers from (to) other accounts" as shown in your
        allowance for credit losses rollforward. For purposes of providing greater
        transparency for the reader, please address the following:

        a.   Revise your allowance for credit loss rollforward on pages 194 and F-36
                to present "net charge offs" as a separate line item within the rollforward.
                That line item balance should agree to the net charge off amount disclosed
                on page 155 for all periods presented.

        b.   Revise your allowance for credit loss rollforward on pages 194 and F-36
                to label the line item that presents the amount due from the Manager of
                $2.4 million at December 31, 2008 to more accurately describe the
                adjustment reflected in this amount and to better enable the readers to
                understand the relationship to the Advances to Fund Manager that are
                presented elsewhere on your consolidated balance sheet. For example,
                please consider labeling the line item "Adjustment to allowance for
                amounts related to Advances to Fund Manager," or something similar.

Other Sources of Borrowings, page 203

23.   Please revise to disclose the maturity date of the $9.5 million borrowing.

Material U.S. Federal Income Tax Considerations, page 276

24.   We note your response to comment 42 in our letter dated March 5, 2010. The
        first sentence of the second paragraph on page 276 is inconsistent with the
        statement in the preceding paragraph that the discussion in the tax consequences
        section of the prospectus is counsel's opinion. Please revise to eliminate this
        sentence.

Consolidated Financial Statements – IMH Secured Loan Fund, LLC

Consolidated Statements of Cash Flows, page F-6

25.   We note your response to prior comment 45 from our letter dated March 5, 2010
        regarding classification of cash flows related to the sales and purchases of loans.
        We note that your revised consolidated statements of cash flows still includes a
        line item "Repurchase of Whole Loans Sold" with a $5.2 million balance for the
        year ended December 31, 2007 as financing cash flows. Further, we note that the
        line item "Proceeds from Sale of Whole Loans," which had a balance of $5.4
        million for the year ended December 31, 2007, is no longer presented. Please
        revise to clarify these discrepancies between your prior amended filing, your
        response to prior comment 45, and your current amended filing.

Exhibit 99.1

26.   Please revise the form of consent to include the updated exchange ratio.

27.   We note the revised information in the form of consent that holders may elect to
        receive a combination of Class B and Class C common stock in 10% increments
        of the total conversion consideration. Please revise the question and answer
        section of the prospectus to disclose the 10% increment limitation.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        You may contact Brittany Ebbertt at (202) 551-3572 or Kevin Vaughn,
Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments
on the financial statements and related matters. Please contact Justin Dobbie at (202)
551-3469 or me at (202) 551-3464 with any other questions.

                                                Sincerely,

                                                Kathryn McHale
                                                Attorney Advisor

cc: Peter T. Healy, Esq.
        O'Melveny & Myers LLP
        (By facsimile)